August 2, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   John Dana Brown, Office of Transportation and Leisure

Re:      X Rail Entertainment, Inc.
Registration Statement on Form S-1
Filed June 14, 2017

Ladies and Gentlemen:

On behalf of X Rail Entertainment, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of July 3, 2017.

General

1.
We note your response to our prior comment 1 and your revised disclosure. Please also revise your disclosure on page 1 to state, if true, that you are offering shares "at a fixed price of $1.00 per share until your common stock is listed on the OTCQB," not on the "OTC Pink."

Response:

The disclosure on page 1 has been revised to refer to the OTCQB in accordance with the Staff's comment.

2.
We note your response to our prior comment 3 including your disclosure on page 29 that "[t]o commence commercial service of the Las Angeles to Las Vegas route, [you] will need to negotiate and secure the necessary rights, equipment and facilities" and similar disclosures elsewhere. Please tell us why the third paragraph under the heading "The X Train" in Note 1 on page 50 contradicts these statements. If the facts stated on page 50 were previously correct and circumstances have changed, that change in circumstances would appear to be material and require detailed disclosure in the prospectus.

Response:

The language on page 50 was previously incorrect, has been revised and is now consistent with the language on page 29.

3.
We note your statement on page 12 of the response letter that you have entered into an investment banking agreement with Merit Harbor Group for an equity raise of $15 million with a green shoe of 20% to 18 million. Please file this agreement as an exhibit to the registration statement and describe its material terms or advise.

Response:

The agreement referred to is not a material contract that needs to be filed or described. The agreement only provides for "best efforts" to provide introductory services with respect to a potential financing transaction. It does not provide any binding commitment to provide or secure financing.

4.
Please review your entire document to ensure statements made are consistent with your financial statements.  Specifically, your March 31, 2017 interim financial statements indicate you began earning revenue during that quarter, but your disclosure in Liquidity and Capital Resources on page 34 indicates you have no operating revenue.

Response:

The disclosure in Liquidity and Capital Resources has been revised to clarify that the Company has had operating revenue.

Description of Business, page 27

5.
It appears based on recent news articles that you have acquired or will acquire 100% ownership in Las Vegas Railway Express, Inc. Please revise your disclosure accordingly to describe the material terms of this transaction and update other relevant disclosure throughout including for example discussions of the license agreement and royalty payments or advise.

Response:

The transaction contemplated in these news articles will not be proceeding and the Company has not acquired and does not currently anticipate acquiring 100% ownership in Las Vegas Railway Express, Inc. As such, no additional disclosure is required.

Plan of Operations, page 28

6.	We note your response to our prior comment 18 and reissue in part because you have not provided a time line or associated costs required to accompany each step in your proposed plan of operation.

Response:

The Plan of Operations section has been revised in accordance with the Staff's comment.

7.
We note your statement that the X Train will arrive "at a newly constructed train station just north of downtown Las Vegas." Please disclose if this train station has already been constructed and name the station and its location. In the alternative, if it has not been constructed yet, please disclose who is building the station and when it will be completed.

Response:

The disclosure regarding the train station has been revised in accordance with the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

8.
Please revise your filing to include a robust discussion and analysis of the critical accounting policies you name here. This disclosure should supplement, not duplicate, the description of accounting policies in the notes to the financial statements, and should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion here should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to the guidance in FR-72.

Response:

The discussion of critical accounting policies has been revised in accordance with the Staff's comment.

Unaudited Interim Financial Statements for the Quarterly Period Ended March 31, 2017

Note 3 – Property and Equipment, page 52

9.
We note your disclosure on page 12 that the X Wine Train has been operating since February 2017, but that no depreciation has been taken on the rail cars. We also note these are still labeled as "not in service," and that no rail cars have been separately identified as in service. Please tell us why you have not separately identified that rail cars placed in to service in February 2017, and why you have not recorded any depreciation thereon.

Response:

The rail cars used in the X Wine Railroad service were leased cars and therefore no depreciation was taken. No rail cars were placed in to service in February 2017.

Financial Statements for the Year Ended December 31, 2016

Note 2 – Summary of Significant Accounting Policies, page 62

10.
Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, please be advised that you are still subject to the entity-wide disclosure the requirements of paragraph 280-10-50-40 to 42 apply to all public entities.

Response:

Additional disclosure has been added to the March 31, 2017 financial statements in accordance with the Staff's comment. No such disclosure is required with respect to the December 31, 2016 financial statements as the Company had not yet generated revenues.

11.
Please revise your going concern footnote on page 62 to indicate there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued as prescribed by ASC 205-40-50-13. Similarly, revise your notes to the interim financial statements and update the disclosure, as appropriate, in accordance with ASC 205-40-50-14.

Response:

The going concern footnotes have been revised in accordance with the Staff's comment.

12.
We note you had 9,050,000 and 9,000,000 warrants outstanding as of March 31, 2017 and December 31, 2016, respectively. Please revise your share-based payments footnote to include the disclosures required by ASC 505-50-50-1 as appropriate.

Response:

The share-based payment footnote has been revised in accordance with the Staff's comment.
Note 8 – Income Taxes, page 67

13.	Please revise your document to provide all the disclosures required by FASB ASC 740-10-50, as applicable.

Response:

Note 8 has been revised to provide all disclosures required by FASB ASC 740-10-50 in accordance with the Staff's comment.

Exhibit 10.4

14.
We note your response to our prior comment 31 and reissue because the filed Exhibit 10.4 appears incomplete without Exhibits A, B, C and D. Please amend to include all exhibits to the Master Service Agreement and License Agreement or advise.

Response:

Notwithstanding the references in the agreement to Exhibits A, B and C, no such exhibits were included as part of the agreement that was executed by the parties.

Very Truly Yours,

/s/ Jeff Cahlon